Exhibit 12.2

GOODRICH PETROLEUM CORPORATION

RATIO OF EARNINGS TO FIXED CHARGES AND PREFERENCE SECURITIES DIVIDENDS

(In Thousands, Except Ratios)

	Nine Months Ended September 30, 2012	Year ended December 31,
		2011	2010	2009	2008	2007
Earnings:
Income (loss) before income taxes	$(8,526)	$(31,758)	$(262,205)	$(318,297)	$176,246	(59,476)
Plus: fixed charges	43,851	55,398	43,226	33,816	31,148	23,925
Preference securities dividends	(4,535)	(6,047)	(6,047)	(7,668)	(8,738)	(6,047)

Earnings available for fixed charges	$30,790	$17,593	$(225,026)	$(292,149)	$198,656	(41,598)

Fixed Charges:
Interest expense	$39,316	$49,351	$37,179	$26,148	$22,410	17,878
Preference securities dividends	4,535	6,047	6,047	7,668	8,738	6,047

Total fixed charges	$43,851	$55,398	$43,226	$33,816	$31,148	23,925

Ratio of Earnings to Fixed Charges and Preference Securities Dividends	(a )	(b )	(c )	(d )	6.38	(e )

(a)	Earnings for the nine months ended September 30, 2012 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $13.1 million.
(b)	Earnings for the year ended December 31, 2011 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $37.8 million.
(c)	Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $268.3 million.
(d)	Earnings for the year ended December 31, 2009 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $326.0 million
(e)	Earnings for the year ended December 31, 2007 were inadequate to cover fixed charges and preference securities dividends. The coverage deficiency was $65.5 million.